

May 1, 2013

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

> **Re:** **VRDT Corporation**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 26, 2012**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2012**
> **Filed February 8, 2013**
> **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2012**
> **Filed February 14, 2013**
> **From 10-Q for the Fiscal Quarter Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 000-52677**

Dear Mr. Kasprzak:

We have reviewed your response letter dated April 22, 2013 and the above-referenced filings, and have the following comments.

<u>General</u>

1. We note your response to comment one of our letter dated April 9, 2013. You state that you believe you may have exited shell status prior to the acquisition of 24Tech, but that the acquisition definitively allowed you to exit shell status. We note that the type of disclosure that should be included in the Form 8-K originally filed by you on August 31, 2012 reporting your acquisition of 24Tech is dependent upon your shell status. We note in particular that Item 2.01(f) of Form 8-K says that you must provide the information that would be required if you were filing a general form for registration of securities on Form 10 *if you were a shell company, as those terms are defined in Rule 12b-2 under the Exchange Act, immediately before the transaction*. To the extent you believe you exited shell status prior to the acquisition of 24Tech, please amend your Form 8-K filed on March 20, 2013 accordingly. To the extent you were a shell company immediately before the acquisition of 24Tech, please amend your Form 8-K originally filed on August 31, 2012 to provide the requisite disclosure and to address our prior comments relating to such disclosure.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director